UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM dated 28 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 28, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 28, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

28 April 2016

	Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 28 April 2016. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2015.	12,069,967,173	99.06	114,672,776	0.94	72.07%	26,374,465
2	To approve the Directors' Remuneration Report (other than the part containing the abridged Directors' Remuneration Policy) for the year ended 31 December 2015.	11,351,168,552	93.60	776,042,467	6.40	71.73%	83,768,745
3	To appoint Diane Schueneman as a Director of the Company.	12,191,811,189	99.87	16,302,126	0.13	72.21%	2,900,314
4	To appoint Jes Staley as a Director of the Company.	12,191,845,240	99.87	16,276,126	0.13	72.21%	2,892,263
5	To appoint Sir Gerry Grimstone as a Director of the Company.	11,945,030,313	99.86	16,446,034	0.14	70.75%	249,537,281
6	To reappoint Mike Ashley as a Director of the Company.	12,085,622,816	98.99	122,893,932	1.01	72.21%	2,496,560
7	To reappoint Tim Breedon as a Director of the Company.	12,098,429,366	99.10	110,044,432	0.90	72.21%	2,538,035
8	To reappoint Crawford Gillies as a Director of the Company.	12,092,485,044	99.05	116,013,724	0.95	72.21%	2,514,862
9	To reappoint Reuben Jeffery III as a Director of the Company.	12,180,902,705	99.77	27,561,533	0.23	72.21%	2,549,391
10	To reappoint John McFarlane as a Director of the Company.	12,100,958,896	99.12	107,522,346	0.88	72.21%	2,532,633
11	To reappoint Tushar Morzaria as a Director of the Company.	12,157,349,477	99.58	50,898,804	0.42	72.21%	2,765,349
12	To reappoint Dambisa Moyo as a Director of the Company.	12,186,325,457	99.82	21,980,421	0.18	72.21%	2,707,010
13	To reappoint Diane de Saint Victor as a Director of the Company.	12,089,075,320	99.02	119,189,851	0.98	72.21%	2,747,845
14	To reappoint Steve Thieke as a Director of the Company.	12,191,348,131	99.86	16,935,194	0.14	72.21%	2,730,304
15	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	12,023,455,041	98.49	184,463,248	1.51	72.21%	3,096,691
16	To authorise the Board Audit Committee, acting for and on behalf of the Board, to set the remuneration of the Auditors.	12,147,726,351	99.51	60,304,746	0.49	72.21%	2,983,125
17	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	10,834,176,033	97.43	285,789,865	2.57	65.77%	1,091,046,995
18	To authorise the Directors to allot securities.	10,623,472,531	87.11	1,572,099,351	12.89	72.13%	15,442,951
19	To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.	10,410,255,346	86.04	1,688,700,610	13.96	71.56%	112,058,709
20	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	11,983,391,154	98.17	222,803,769	1.83	72.20%	4,820,057
21	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	11,404,377,495	93.81	752,681,078	6.19	71.90%	53,956,407
22	To authorise the Company to purchase its own shares.	12,127,521,526	99.34	80,462,761	0.66	72.21%	3,030,693
23	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	11,256,228,339	92.21	950,623,702	7.79	72.20%	4,162,540
24	To renew the Directors' authority to offer a Scrip Dividend Programme	12,004,502,117	98.34	202,942,321	1.66	72.20%	3,570,542

Frits van Paasschen retired at the 2016 Barclays PLC Annual General Meeting and did not seek re-election.  Mr van Paasschen therefore resigned from the Board at the conclusion of the meeting.

As at 6.00pm on Tuesday 26 April 2016, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company's register of members, there were 16,907,246,919 ordinary shares in issue. 639 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

	Barclays PLC General Meeting A poll was held on the following resolutions proposed at the General Meeting on 28 April 2016. The results of the poll is:
Resolution		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To approve any disposal of ordinary shares in Barclays Africa Group Limited and to authorise the Directors of the Company, or of any relevant subsidiary of the Company, to effect any disposal of ordinary shares in Barclays Africa Group Limited	11,865,665,099	97.45	310,324,314	2.55	72.02%	1,531,527

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

For further information please contact:

ANALYSTS AND INVESTORS
Kathryn McLeland               +44 (0)20 7116 4943

MEDIA
Tom Hoskin                          +44 (0)20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

 With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

 For further information about Barclays, please visit our website home.barclays